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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|X| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Ursus Offshore, Ltd.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

156 West 56th Street, 16th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                    New York               10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Aradigm Corporation (ARDM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 12, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

February 20,2003
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |X|  Other (specify below)

      Member of a group
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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====================================================================================================================================


                                     1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses: Please see attachment.


/s/ Evan Sturza                                                  3/11/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


                                     2 of 3

                                        Attachment to Ursus Offshore, Ltd Form 4

Ursus Offshore Ltd.
156 West 56th Street
16th Floor
New York, New York 10019

Date of Event Requiring Statement: March 10, 2003

Issuer Name and Trading Symbol: Aradigm Corporation (ARDM)

Explanation of Responses:

Ursus Offshore, Ltd. (the "Reporting Person") entered into a Securities Purchase Agreement, dated February 10, 2003, with the Issuer and certain other investors ("The Securities Purchase Agreement") whereby the Issuer sold approximately 18,992,391 shares of its Common Stock (the "Financing Shares") and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $1.07 per share (the "Financing Warrants") to the such parties for an aggregate purchase price of $15,004,000 (the "Financing"). Pursuant to the Securities Purchase Agreement, the Reporting Person purchased 324,500 shares of Common Stock and Financing Warrants to purchase up to 73,012 shares of Common Stock for an aggregate purchase price of $256,355.00. The Financing was subject to shareholder approval and certain other closing conditions.

In connection with the Financing, the Reporting Person and certain other shareholders of the Issuer (the "Other Shareholders") entered into a Voting Agreement, dated February 10, 2003 (the "Voting Agreement"), providing, among other things, that each of the Reporting Person and the Other Shareholders would vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing, the Securities Purchase Agreement and that certain Warrant Repricing Agreement, dated as of February 10, 2002, by and among the Issuer and certain parties thereto. As a result of the execution of the Voting Agreement, the Reporting Person and the Other Shareholders may have been considered a "group" for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the "Act") and as such the Reporting person filed a Schedule 13D, in which the Reporting Person disclaimed beneficial ownership of the Other Shareholders' securities.

For the purposes of Section 16 of the Act ("Section 16"), the Reporting person may have be deemed a beneficial owner of securities over which the Reporting Person had voting control but for Section 16 reporting purposes the Reporting Person had no "pecuniary interest" in any profit derived from a transaction in the securities of the Issuer initiated by the Other Shareholders. The obligations under the Voting Agreement have been terminated and as a result the Reporting Person can no longer be deemed a beneficial owner of securities over which the Reporting Person had voting control

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